March 7, 2012
DANIEL J. WINNIKE	EMAIL DWINNIKE@FENWICK.COM Direct Dial (650) 335-7657

CONFIDENTIAL TREATMENT REQUESTED BY VOCERA COMMUNICATIONS, INC. PORTIONS OF THIS DOCUMENT HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT AND, WHERE APPLICABLE, HAVE BEEN MARKED WITH AN ASTERISK TO DENOTE WHERE OMISSIONS HAVE BEEN MADE. THE CONFIDENTIAL MATERIAL HAS BEEN FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION.

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Larry Spirgel, Assistant Director

                 Celeste M. Murphy, Legal Branch Chief

                 Reid Hooper, Attorney-Adviser

                 Terry French, Accountant Branch Chief

                 Christine Adams, Staff Accountant

Re:	Vocera Communications, Inc.
Registration Statement on Form S-1
File No. 333-175932

Ladies and Gentlemen:

This letter is submitted on behalf of Vocera Communications, Inc. (the “Company”), in connection with the Registration Statement on Form S-1 (File No. 333-175932 originally filed by the Company with the Securities and Exchange Commission (the “Commission”) on August 1, 2011 and most recently amended by Amendment No. 2 filed on February 24, 2012 (the “Registration Statement”). Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment of selected portions of this letter pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83 and the Freedom of Information Act.

The lead underwriters for the offering have advised the Company that they expect to recommend a price range between $* * * and $* * * per share for this offering on a post-split basis. For your reference, on a pre-split basis,

* * * Confidential material redacted

CONFIDENTIAL TREATMENT REQUESTED BY VOCERA COMMUNICATIONS, INC.

VOCERA 1

Securities and Exchange Commission

Division of Corporation Finance

Larry Spirgel

March 7, 2012

the price range is expected to be between $* * * and $* * *. The Company expects to include the price range, and the size of the reverse stock split, in an amendment to the Registration Statement that would shortly precede the commencement of the Company’s road show process. We are providing this information to you supplementally to facilitate your review process.

Should the Staff have any questions or comments regarding the foregoing, please do not hesitate to contact me at (650) 335-7657.

Sincerely,

FENWICK & WEST LLP

/s/ Daniel J. Winnike
Daniel J. Winnike

DJW:msw

cc: Jay M. Spitzen

* * * Confidential material redacted

CONFIDENTIAL TREATMENT REQUESTED BY VOCERA COMMUNICATIONS, INC.

VOCERA-2